

March 25, 2021

David Zaccardelli, Pharm. D.
Chief Executive Officer
Verona Pharma plc
3 More London Riverside
London SE1 2RE
United Kingdom

> **Re: Verona Pharma plc**
> **Registration Statement on Form S-3**
> **Filed March 19, 2021**
> **File No. 333-254530**

Dear Dr. Zaccardelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences